FOR IMMEDIATE RELEASE                                    NEWS ANNOUNCEMENT

        Auto-Graphics Announces a Settlement with Robert H. Bretz

Pomona, CA: Auto-Graphics, Inc. (OTCBB: AUGR) reported today that a global settlement has been concluded with Robert H. Bretz, Esq. and Robert
H. Bretz PC, the Company's former outside counsel, former director, and shareholder of the Company, dismissing all litigation between the parties. The specific terms of the settlement are confidential.

Auto-Graphics provides applications software and Web hosting services to clients who create, manage, publish and access information using the Internet. The Company's systems are used by more than 10,000 libraries in the United States and Canada. Visit www. auto-graphics.com for additional information.

Contact:    Dan Luebben, CFO
            Auto-Graphics, Inc.
            800-776-6939 ext. 499
            del@auto-graphics.com